Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 and 2024

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Contents

General	3
Company Information	3
Highlights	3
Projects & Outlook	7
Summary of Quarterly Results	10
Results of Operations for the Three Months Ended December 31, 2025	10
Summary of Twelve Months Ended December 31, 2025 and 2024 Results	11
Results of Operations for the Twelve Months Ended December 31, 2025	11
Selected Quarterly Financial Information	12
Capital Structure, Resources & Liquidity	13
Capital Structure	13
Liquidity	15
Commitments	15
Related Party Transactions	16
Off Balance Sheet Arrangements	16
Financial Instruments	16
Risk Management	16
Financial Risk Factors	16
Business Risks and Uncertainties	17
Research and Development, Patents and Licenses, etc.	20
Trend Information	20
Significant Accounting Estimates	20
Future Changes in Accounting Policies & Initial Adoption	20
Internal Control Over Financial Reporting	21
Cautionary Statement Regarding Forward-Looking Statements	22

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared as at March 27, 2026, and provides analysis of the Company’s financial results for the three and twelve months ended December 31, 2025 and 2024. The information herein should be read in conjunction with the consolidated financial statements for the years ended December 31, 2025, and 2024 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures, excluding share prices, are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedarplus.com and the Company’s website www.electrabmc.com.

Company Information

Electra Battery Materials Corporation was incorporated on July 13, 2011, under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision.

The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries, and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	a number of properties and option agreements within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek (the “Iron Creek Project”).

Electra is a public company whose common shares (the “common shares”) are listed on the TSX Venture Exchange (“TSXV”) and on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol ELBM in both cases.

The Company’s registered and records office is 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Highlights

Twelve months ended December 31, 2025 and through the date of this document

(includes some history for context)

Construction and Development of the Cobalt Sulfate Refinery

Electra’s primary focus during 2025 was securing financing and advancing construction of the Refinery, which could be the first battery-grade cobalt sulfate refinery in North America.

On June 19, 2025, the Company announced the commencement of an early works program at the Refinery site to support the restart of full-scale construction. The program included advancing key infrastructure in the solvent extraction area and other site preparation activities. On September 3, 2025, the Company announced completion of the early works program, which reduced remobilization timelines and positioned the project for a more efficient restart once full funding was secured.

Following completion of the Company’s financing and restructuring initiatives later in the year, Electra announced on November 5, 2025 that construction activities at the Refinery had been reactivated. On November 10, 2025, the Company issued a major tender package for structural, mechanical, piping, electrical and instrumentation work, marking the transition into full construction mobilization.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Subsequent to year-end, on January 8, 2026, the Company provided a Refinery construction update indicating that exterior pipe racks connecting key process buildings had been completed, with civil, structural, concrete and tank installation work underway. Site preparation, parking, power services and support areas were reported as largely complete.

Subsequent to year-end, on February 3, 2026, the Company announced it had awarded a contract valued at approximately US$6,100 ($8,300) to EXP Services Inc. to provide engineering, project management and construction management support during the construction phase of the Refinery.

Subsequent to year-end, on February 23, 2026, the Company announced that its Board of Directors (the “Board” or the “Board of Directors”) approved a US$73,000 construction budget and execution schedule to complete the Refinery. Under the approved schedule, commissioning is expected to begin in the fourth quarter of 2026, with mechanical completion targeted for the second quarter of 2027 and commercial production anticipated in the fourth quarter of 2027.

Subsequent to year-end, on March 19, 2026, the Company provided a construction progress update on its Refinery, highlighting completion of early works and transition toward full-scale construction. The update noted that key infrastructure is in place, major equipment has been procured, and construction sequencing has been defined, positioning the project to advance toward mechanical completion and commissioning.

Financing, Balance Sheet Restructuring and Capital Markets Activity

During 2025, the Company undertook several financing and restructuring initiatives to strengthen its balance sheet and secure capital required to complete the refinery.

On March 5, 2025, the Company entered into an agreement with the holders of its senior secured notes to defer interest payments until February 15, 2027, providing additional near-term financial flexibility. In exchange, additional interest of 2.25% per annum on the Convertible Senior Secured Notes due 2028 (the “2028 Notes”) and 2.5% per annum on the Convertible Senior Secured Notes due 2027 (the “2027 Notes” and together with the 2028 Notes, the “Notes”) was to accrue during the deferral period.

On March 21, 2025, the Company announced it had received a non-binding Letter of Intent from the Government of Canada for proposed funding of $20,000 to support completion and commissioning of the Refinery. The Letter of Intent expresses an interest by the federal government to work toward a final term sheet but does not constitute a binding agreement, and there can be no assurance that final agreements will be reached or that funding will ultimately be provided.

This proposed support builds upon prior commitments announced in 2024, including a US$20,000 award from the U.S. Department of War (previously Department of Defense) under Title III of the Defense Production Act, intended to advance completion of the Refinery.

On March 24, 2025, the Company announced a non-brokered private placement to raise up to US$3,500, consisting of units priced at US$1.12 per unit, each including one common share and one warrant exercisable at US$1.40 for 18 months. The offering was fully subscribed and allocated on March 25, 2025, with the first tranche closing on April 4, 2025 and the second and final tranche closing on April 14, 2025.

Later in the year, the Company announced on August 21, 2025, a proposed recapitalization and financing transaction designed to strengthen its capital structure and support completion of the Refinery. The transaction contemplated the conversion of approximately US$40,000 of convertible debt into equity, reducing outstanding debt under the Notes by approximately 60% to roughly US$27,000, alongside a US$30,000 equity financing.

In addition, on September 12, 2025, the Company signed a term sheet with Invest Ontario, an agency of the Government of Ontario, for $17,500 in proposed funding to further support Refinery construction. Both the LOI and the term sheet express the parties’ intent to negotiate definitive documentation, but do not constitute binding agreements, and there can be no assurance that final agreements will be executed or that the proposed fundings will be received.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

On September 12, 2025, the Company also announced the terms of a US$30,000 brokered private placement financing, consisting of a minimum of 40,000,000 units priced at US$0.75 per unit, each including one common share and one warrant exercisable at US$1.25. The financing included a US$10,000 conditional commitment from lenders.

On October 22, 2025, Electra announced the successful closing of a US$34,500 equity financing (the “October 2025 Financing”). An aggregate of 46,000,000 units were issued at US$0.75 per unit (the “October 2025 Units”), each unit comprising one common share and one warrant exercisable at US$1.25 until October 22, 2028. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase common shares to the agents for the October 2025 financing (the “October 2025 Broker Warrants”). Each October 2025 Broker Warrant entitles the holder to acquire one common share at a price of US$0.75, at any time on or before the date that is 36 months from October 22, 2025.

Concurrent with the closing of its financing on October 22, 2025, Electra completed a comprehensive financial restructuring (the “Restructuring”) with the holders of its senior secured convertible notes (the “Lenders”). Under the transaction, the Company exchanged approximately 60% of the outstanding principal and accrued interest of its Notes for October 2025 Units (the “Equity Exchange”) and converted the remaining 40% for an equal aggregate principal amount of a new term loan (the “October 2025 Term Loan”) pursuant to a credit agreement and 3,822,341 common shares at a deemed price of US$0.90 per common shares (the “Debt Exchange”). Interest on the October 2025 Term Loan will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The October 2025 Term Loan matures on October 22, 2028.

To facilitate a timely and concurrent closing of both the financing and the restructuring, certain Lenders received pre-funded warrants (“Pre-Funded Warrants”) in lieu of common shares, resulting in the issuance of approximately 27,128,396 common shares, 55,041,712 common share purchase warrants, and 31,735,657 Pre-Funded Warrants under the Restructuring. In connection with the Restructuring, 3,835,378 common share purchase warrants held by the Lenders were cancelled. The Company also executed Amended & Restated Royalty Agreements with its Lenders, extending the royalty term from five to seven years post-production start and increasing the cumulative royalty cap from US$6,000 to US$10,000. Additionally, Electra redeemed US$2,000 in bridge notes, plus interest, issued earlier in 2025.

Net proceeds, together with government funding commitments announced on March 21, 2025, with the Government of Canada and September 12, 2025, by Invest Ontario, is intended to be used to complete construction of the Refinery, and provide general working capital.

On December 22, 2025, the Company established an At-The-Market (ATM) equity program with H.C. Wainwright & Co. to sell up to US$5,500 of common shares from time to time at prevailing market prices under a registration statement on Form F-3, as amended (File No. 333-288364), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2025, providing a flexible capital-raising tool.

Subsequent to year-end, on February 20, 2026, the Company upsized the ATM program to US$25,000, providing additional financial flexibility to fund working capital and expenditures related to refinery commissioning. The aggregate offering amount includes the amount of sales previously made by the Company under the ATM Program pursuant to the Company’s prospectus supplement dated December 11, 2025, covering sales having an aggregate offering price of up to US$5,500. During the three months ended December 31, 2025, the Company did not sell any common shares under the ATM program.

Subsequent to year-end, on March 19, 2026, the Company announced receipt of a Nasdaq Deficiency Notice regarding non-compliance with the Minimum Bid Price Requirement on March 16, 2026.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Feedstock Strategy and Supply Chain Development

During 2025, Electra advanced initiatives to diversify Refinery feedstock sources and strengthen the North American battery materials supply chain.

On July 31, 2025, the Company announced the commencement of metallurgical testing of cobalt feedstock sourced from the historic Cobalt Camp in Ontario and from the Company’s Iron Creek Project. The testing program is intended to evaluate processing opportunities for additional North American concentrate sources and inform potential refinery flowsheet modifications.

On October 27, 2025, the Company announced it had launched a program to advance mineral deposit modeling and feedstock integration at its Iron Creek Project to support long-term supply opportunities.

On November 25, 2025, the Company announced it had entered into a supply chain cooperation agreement with Positive Materials Inc., a Canadian precursor cathode active material (pCAM) manufacturer, to evaluate potential commercial and technical collaboration involving battery-grade cobalt sulfate produced at Electra’s Refinery.

Subsequent to year-end, on March 10, 2026, the Company announced a strategic supply agreement with LG Energy Solution (“LGES”) to supply battery-grade cobalt sulfate from Electra’s Refinery. The agreement represents an important step in establishing long-term commercial relationships with global battery manufacturers and supports the development of a secure North American battery materials supply chain. The supply agreement is expected to support LGES’s North American battery manufacturing operations once Electra’s Refinery reaches commercial production.

Battery Recycling and Black Mass Processing Initiatives

Electra continued to advance its strategy to develop a battery recycling capability integrated with its hydrometallurgical refining complex.

On January 28, 2025, the Company announced the commencement of a feasibility-level engineering study to evaluate construction of a battery recycling refinery adjacent to its Refinery. The study builds on a year-long black mass recycling trial in which Electra successfully produced technical-grade lithium and a nickel and cobalt product from end-of-life lithium-ion batteries.

On June 5, 2025, the Company announced completion of a Class 3 feasibility-level engineering study for a modular battery recycling facility adjacent to its Refinery. The study confirmed the technical design to recover lithium, nickel, cobalt, manganese and graphite from lithium-ion battery scrap and end-of-life batteries using Electra’s hydrometallurgical process.

On June 12, 2025, the Company provided an update on the Aki Battery Recycling joint venture with Three Fires Group, Canada’s first Indigenous-led lithium-ion battery recycling initiative. The project aims to establish a battery pre-processing facility in Ontario to produce black mass for refining at Electra’s Refinery.

Idaho Exploration

On October 27, 2025, Electra launched a new program to advance mineral deposit modeling and feedstock integration at its Iron Creek Project, reinforcing U.S. efforts to onshore critical mineral production and strengthen domestic supply chains. The initiative builds on exploration permits secured from the U.S. Forest Service in late 2024, which provide 10-year authorization for drilling and exploration activities across the Iron Creek and Ruby deposits and adjacent optioned properties in the Idaho Cobalt Belt.

In partnership with the Centre to Advance the Science of Exploration to Reclamation in Mining at the Colorado School of Mines, Electra is conducting geological research at Iron Creek using short-wave infrared hyperspectral imaging to refine its geological model and guide a potential 2026 drilling program. Bulk sampling from Adit #1 will support metallurgical testing to validate processing parameters and evaluate future feedstock compatibility with the Refinery.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The new program follows a bench-scale laboratory program announced on July 31, 2025, to evaluate cobalt feedstocks from several North American deposits and assess potential flowsheet modifications to process polymetallic sulfide concentrates at its Refinery. This work is intended to complement existing supply arrangements with Glencore and Eurasian Resources Group and supports the goal of integrating future domestic mine feed, including potential production from Idaho, into the Company’s refining operations.

Board and Management Changes

On February 25, 2025, Electra announced the appointment of Alden Greenhouse to its Board of Directors. Mr. Greenhouse is currently the Vice-President, Critical & Strategic Minerals for Agnico Eagle Mines Limited and brings extensive capital markets and corporate governance experience. His background strengthens the Board’s financial oversight and strategic advisory capabilities as Electra advances its refinery and recycling initiatives.

On August 25, 2025, David Stetson joined the Board in connection with the Company’s Restructuring. Mr. Stetson has significant experience in credit markets and corporate finance, with a focus on capital solutions. His expertise provides valuable perspective on balance sheet management and financing strategies as the Company executes its development plans.

On October 22, 2025, Rear Admiral (Ret.) Gerard Hueber and Jody Thomas were appointed to the Board of Directors. Mr. Hueber bringing decades of leadership experience from the United States Navy, where he served in senior operational and intelligence roles. As a former Raytheon executive, his background in defense, security, and global strategic risk provides valuable insight as critical minerals and battery supply chains increasingly intersect national security priorities. Jody Thomas, former National Security and Intelligence Advisor to the Prime Minister of Canada and Deputy Minister of National Defence also adds significant expertise in national security policy, international affairs, and critical infrastructure.

On October 29, 2025, the Company appointed Paolo Toscano as Vice President, Projects and Engineering to lead and oversee construction of the Refinery. With more than three decades of experience leading large-scale mining and metals projects across North America, Mr. Toscano is an accomplished professional engineer, metallurgist, and mining executive with a record of technical excellence, operational discipline, and strategic leadership.

Also on October 29, 2025, in accordance with Electra’s Long-Term Incentive Plan, Electra granted 2,669,000 stock options, 179,000 restricted share units (RSUs), and 271,000 deferred share units (DSUs) to directors, officers, employees, and contractors. These long-term incentive awards are intended to retain and motivate key personnel and align their interests with those of shareholders. The RSUs vest in two equal tranches over two years and may be settled in cash or shares at the Company’s discretion. The DSUs will be settled in shares when the holder ceases to serve as a director. The options are exercisable for three years at $1.97 per share and vest in two equal tranches on the first and second anniversaries of the grant date.

Subsequent to year-end, on February 4, 2026, the Company announced that Chief Financial Officer Marty Rendall was scheduled to depart at the end of February 2026 to pursue another executive opportunity. David Allen, who previously served as Electra’s Chief Financial Officer for 2024, returned as Interim CFO effective February 28, 2026, while the Company conducts a search for a permanent successor.

Projects & Outlook

The Company’s vision is to build a North American supply of battery materials with a focus on refining material from mining operations and from the recycling of battery scrap and end of life batteries. The Company’s primary asset is the wholly owned Refinery located in Ontario, Canada. The Company also owns the Idaho Properties within the Idaho Cobalt Belt in the United States. The Idaho Properties include the Iron Creek Project and other minerals projects. The Company also holds royalty interests over several silver and cobalt properties in Ontario known as the Cobalt Camp.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Refinery

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Electra’s primary focus is to advance the expansion and recommissioning of the Refinery. The Refinery will begin with an initial production target of 5,100 tonnes per year of battery-grade cobalt sulfate, sourced from cobalt hydroxide supplied by certified mining operations in the Democratic Republic of Congo. The Company then plans to secure a permit amendment and undertake further expansion of certain refinery circuits to increase cobalt production to 6,500 tonnes per year of battery-grade cobalt sulfate, matching the Refinery’s crystallization circuit’s capacity. The Company has invested in larger equipment to enable this planned production increase.

Future growth initiatives at the Refinery may include recycling black mass from spent or off-spec lithium-ion batteries sourced from various battery shredders in the United States and other regions; constructing a nickel sulfate plant, potentially providing essential components (excluding manganese) to attract a precursor manufacturer to integrate with the Company’s refining operations; and adjusting the Refinery’s specifications and leaching process to accept North American–mined cobalt.

In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined global cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

The Company initiated construction to recommission the facility in 2022, however paused construction in 2023 due to impacts of post-COVID inflation and supply chain disruptions on project schedule and costs. It was determined that approximately US$60 million would be required to complete the construction. This construction cost estimate was as of 2023 and does not include inflation or escalation to current pricing. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass.

In June 2025, Electra launched an early works program to advance targeted site-level activities, including foundation work and installation of key equipment within the solvent extraction area, which was successfully completed in September 2025. Although the expected benefits, timing and outcomes of government funding, loans, contributions and non-binding term sheets, including from Canadian and U.S. government entities, and the satisfaction of any conditions thereto, involve certain risks and uncertainties, following receipt of commitments from three government entities the U.S. Department of War, Government of Canada, and Invest Ontario, and completion of the October 2025 Financing, the Company believes it has sufficient funding to complete construction of the Refinery based on the 2023 capital estimate, and initial construction reactivation commenced in November 2025, however additional capital may be required to complete commissioning and other activities.

Refining & Recycling of Black Mass

Black mass is the material left after expired lithium-ion batteries are shredded and their casings removed. It contains high-value elements including nickel, cobalt, manganese, copper, lithium, and graphite, which can be recycled to make new batteries. With increasing demand for these metals and a projected supply shortage of sustainable critical minerals such as nickel and cobalt, black mass recycling is increasingly important to the EV battery supply chain. McKinsey & Company predicts that available battery materials for recycling will grow by 20% per year through 2040.

In February 2023, Electra completed the first plant-scale recycling of black mass material in North America, successfully recovering key metals including nickel, cobalt, and graphite using its proprietary process. By March 2023, the plant was also recovering lithium and successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications. The trial also recovered copper and manganese. In the fall of 2024, the Company achieved a key milestone, producing lithium carbonate with greater than 99% purity, or technical grade, confirming it can produce high-quality, battery-grade materials from recycled black mass. To date, the Company has shipped approximately 28 tonnes of MHP to customers.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

This has attracted interest from companies in the battery supply chain looking for North American refining solutions, and in June 2024, the Company received a $5,000 funding commitment from Canada’s Critical Mineral Research Development & Demonstration Program to demonstrate that its hydrometallurgical process can recycle black mass on a continuous production basis, to prove it is scalable, profitable, and reproducible at other locations.

On June 5, 2025, the Company completed a feasibility level Class 3 Engineering study for the construction of a modular battery recycling facility adjacent to its Refinery, building on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end-of-life lithium batteries.

The Refinery facility will be designed to recover lithium, nickel, cobalt, manganese, copper and graphite from lithium-ion battery manufacturing scrap and end of life batteries using the Company’s hydrometallurgical process. The next phase of work, funded in part by Natural Resources Canada, will involve operating and recycling process under continuous and semi-continuous conditions to simulate commercial scale throughput.

Exploration & Evaluation Assets

The Company is focused on building a North American battery materials supply chain. The Company’s Idaho Properties include the Iron Creek Project, its flagship exploration property, with a March 2023 resource estimate (the “2023 MRE”). The properties cover approximately 3,260 hectares with both patented and unpatented claims, as well as 600 meters of underground drifting. In addition to the Iron Creek resource, there are numerous cobalt-copper targets on the property.

The 2023 MRE includes a mineral resource estimate based on all drilling conducted through the end of 2022. The resource model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target as sufficient drilling has not been performed to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target.

In July 2024, the Company announced a previously unknown copper surface showing, the Malachite Hill Copper Showing (the “MHS”), on an unexplored boundary area of the portion of the Idaho properties claims subject to the earn-in and joint venture agreement among the Company, though Idaho Cobalt Company, Borah Resources and Phoenix Copper (the “Redcastle Agreement”). The Malachite Copper Showing was discovered in 2023 and assay results of outcrop grab samples indicate elevated copper (maximum = 2,660 parts per million copper), and low cobalt values. This finding demonstrates the presence of favourable host rocks at surface in this area of the Redcastle property; however, the extent of the surface mineralization exposure remains to be determined. Interestingly, the MHS appears to be located approximately two (2) kilometers along strike (southeast) of Electra’s Ruby cobalt-copper target.

In the latter half of 2024, the Company received a Decision Notice for the Iron Creek exploration drilling from U.S. Forestry Service. The 10-year exploration permit allows the Company to undertake exploration activities including setting up 91 drilling locations, along with constructing temporary access roads and staging areas, over 11.3 acres of the Idaho properties.

On October 27, 2025, Electra launched a new program to advance mineral deposit modeling and feedstock integration at its Iron Creek Project. In partnership with the Centre to Advance the Science of Exploration to Reclamation in Mining (CASERM) at the Colorado School of Mines, Electra is conducting geological research at Iron Creek using short-wave infrared hyperspectral imaging to refine its geological model and guide a potential 2026 drilling program. Bulk sampling from Adit #1 will support metallurgical testing to validate processing parameters and evaluate future feedstock compatibility with the refinery.

Electra holds a significant land position in the Idaho Cobalt Belt, including the Iron Creek deposit and the highly prospective Ruby target area.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Asset Value Continuity

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance December 31, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(4,424)	$88,776

Summary of Quarterly Results

	Three months ended December 31, 2025	Three months ended December 31, 2024
	($)	($)

Financial Position
Current Assets	40,502	5,711
Exploration and Evaluation Assets	88,776	93,200
Property, plant and equipment	55,078	51,189
Total Assets	185,564	151,447
Current Liabilities	88,172	71,973
Long-term Liabilities	51,142	15,156

Operations
General and administrative	710	627
Consulting and professional fees	1,588	960
Exploration and evaluation expenditures	22	232
Investor relations and marketing	296	228
Salary and benefits	2,399	1,239
Share-based payments	705	441
Total Operating Expenses	5,720	3,727

Change in fair value of marketable securities	-	(273)
Gain (loss) on financial derivative liability – Convertible Notes	(5,679)	1,118
Changes in fair value of US Warrant	74,513	5
Loss on extinguishment of 2028 and 2027 Convertible Notes and recognition of term loan	(168,183)	-
Other non-operating expense	(8,976)	(5,789)

Net loss	(114,045)	(8,666)
Basic and diluted loss per share	(1.47)	(0.61)

Results of Operations for the Three Months Ended December 31, 2025

During the three months ended December 31, 2025, the Company recorded a net loss of $114,045 (compared to a net loss of $8,666 for the three months ended December 31, 2024), and a loss per share of $1.47 (compared to a loss of $0.61 for the three months ended December 31, 2024).

•	Net loss for the three months ended December 31, 2025, included a loss of $5,679 relating to fair value adjustment of the Notes (compared to a gain of $1,118 - for the three months ended December 31, 2024 for the Notes). The loss on the Notes is the result of changes to the US$/C$ exchange rate, discount rate, and time to maturity.
•	General and administrative expenses were $710 for the three months ended December 31, 2025, compared to $627 for the three months ended December 31, 2024. The majority of the increase was due to higher Refinery-related G&A costs.
•	Consulting and professional fees were $1,588 for the three months ended December 31, 2025 compared to $960 for the three months ended December 31, 2024. The majority of the increase was related to higher legal fees associated with the Restructuring.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	Salary and benefits were $2,399 for the three months ended December 31, 2025, compared to $1,239 for the three months ended December 31, 2024. The increase was due to higher number of employees than contractors during the current period and lower compensation and benefits accruals during the previous comparable period.
•	Shared-based payments for the three months ended December 31, 2025, of $705 compared to $441 for the three months ended December 31, 2024. The increase was due to quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $22 for the three months ended December 31, 2025, compared to $232 for the three months ended December 31, 2024, which included timing of annual claims fees.
•	Changes in fair value of US Warrants of $74,513 compared to $5 for the same period in 2024. The US Warrants are in connection with the April 2025 private placement, October 2025 private placement, the Restructuring and initial fair value of the Pre-Funded Warrants.
•	Loss on extinguishment of the 2028 and 2027 Convertible Notes and recognition of term loan of $168,183 consist of the de-recognition of 2028 and 2017 Convertible Notes of $73,047, initial recognition of the US Warrants and Pre-Funded Warrants of ($152,871), equitization of the Notes of ($62,666) and related interest of $11,565, and initial recognition of the October 2025 term loan ($37,258). Pursuant to the Restructuring, the balance of the Notes outstanding has been replaced with the October 2025 Term Loan. The loss on extinguishment of debt is a non-cash expense driven by the fair value of equity instruments issued, which were measured at the elevated share price on October 22, 2025.
•	Other non-operating expense of $8,976 for the three months ended December 31, 2025 increased by $5,789 for the three months ended December 31, 2024 due to increased transactions costs related to the Restructuring.

Summary of Twelve Months Ended December 31, 2025 and 2024 Results

	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
	($)	($)

Operations
General and administrative	3,071	2,902
Consulting and professional fees	5,103	3,782
Exploration and evaluation expenditures	255	442
Investor relations and marketing	622	811
Salary and benefits	6,513	4,318
Share-based payments	1,453	1,739
Total Operating Expenses	17,017	13,994

Change in fair value of marketable securities	4	41
Loss on financial derivative liability – Convertible Notes	(10,354)	(4,493)
Changes in fair value of US Warrant	74,410	7
Loss on extinguishment of 2028 and 2027 Convertible Notes and recognition of term loan	(168,183)	-
Other non-operating expense	(12,325)	(11,008)

Net loss	(133,465)	(29,447)
Basic and diluted loss per share	(4.16)	(2.07)

Results of Operations for the Twelve Months Ended December 31, 2025

During the twelve months ended December 31, 2025, the Company recorded a net loss of $133,465 (compared to a net loss of $29,447 for the twelve months ended December 31, 2024), and a loss per share of $4.16 (compared to a loss of $2.07 for the twelve months ended December 31, 2024).

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	Net loss for the twelve months ended December 31, 2025, included a loss of $10,354 relating to fair value adjustment of the Notes (compared to a loss of $4,493 for the twelve months ended December 31, 2024 for the Notes).
•	General and administrative expenses were $3,071 for the twelve months ended December 31, 2025, in line with the $2,902 of general and administrative expenses for the twelve months ended December 31, 2024.
•	Consulting and professional fees were $5,103 for the twelve months ended December 31, 2025, compared to $3,782 for the twelve months ended December 31, 2024. The majority of the increase was related to higher legal fees.
•	Exploration and evaluation expenditures were $255 for the twelve months ended December 31, 2025, compared to $442 for the twelve months ended December 31, 2024, which included timing of annual claims fees. In addition, there were lower exploration salaries for the twelve months ended December 31, 2025 compared to the same period in the prior year.
•	Investor relations and marketing expenses were $622 for the twelve months ended December 31, 2025, compared to $811 for the twelve months ended December 31, 2024. The decrease was due to lower marketing and professional services.
•	Salary and benefits were $6,513 for the twelve months ended December 31, 2025, compared to $4,318 for the twelve months ended December 31, 2024. The increase was due to higher number of employees than contractors during the current period and lower compensation accruals during the previous comparable period.
•	Share-based payments for the twelve months ended December 31, 2025 were $1,453 compared to $1,739 for the twelve months ended December 31, 2024. The decrease was due to quantity and timing of options granted and corresponding expensing thereof.
•	Changes in fair value of US Warrant of $74,410 compared to $7 for the same period in 2024. The US Warrants are in connection with the April 2025 private placement, October 2025 private placement, the Restructuring and the initial fair value of the Pre-Funded Warrants.
•	Loss on extinguishment of the 2028 and 2027 Convertible Notes and recognition of term loan of $168,183 consist of the de-recognition of 2028 and 2017 Convertible Notes of $76,047, initial recognition of the US Warrants and Pre-funded Warrants of ($152,871), equitization of the Notes of ($62,666) and related interest of $11,565, and initial recognition of the October 2025 term loan ($37,258). Pursuant to the Restructuring, the balance of the Notes outstanding has been replaced with the October 2025 Term Loan. The loss on extinguishment of debt is a non-cash expense driven by the fair value of equity instruments issued, which were measured at the elevated share price (by historical standards) on October 22, 2025.
•	Other non-operating expense of $12,325 increased from $11,008 due increased transactions costs related to the Restructuring and loss on extinguishment of old royalty offset in part by gain on extinguishment of governmental loans.

Selected Quarterly Financial Information

For the three months ended,	Net income (loss)	Income (loss) per share	Total assets
December 31, 2025	$(114,045)	$(1.47)	$185,564
September 30, 2025	(4,735)	(0.27)	148,082
June 2025	(2,005)	(0.11)	145,600
March 2025	(12,680)	(0.86)	151,432
December 2024	(8,565)	(0.61)	151,447
September 2024	(2,941)	(0.21)	144,715
June 2024	(5,772)	(0.41)	148,169
March 2024	(12,169)	(0.87)	149,335

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Capital Structure, Resources & Liquidity

As of the date of this MD&A, the Company has 103,738,330 common shares and 26,405,657 Pre-funded Warrants issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 104,219,599 and 3,385,227 common shares, respectively. The Company currently has 406,598 Deferred Share Units (“DSUs”), 179,000 Restricted Share Units (“RSUs”) and no Performance Share Units (“PSUs”) outstanding under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant date	Expiry date	Number of warrants outstanding	Weighted average exercise price
April 3 and 14, 2025	October 3 and 14, 2026	761,003	US$1.38
October 22, 2025	October 22, 2028	46,000,000	US$1.25
October 22, 2025	October 22, 2028	55,041,712	US$1.25
October 22, 2025	October 22, 2028	2,416,884	US$0.75
October 22, 2025	October 22, 2028	26,405,657	Pre-funded
		130,625,256

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this is appropriate, given the size of the Company.

The Company will adjust its capital structure based on management’s assessment of the optimal capital mix to effectively advance its assets. As of December 31, 2025, the Company’s debt component of its capital structure has a par value of $38,920 (US$28,396) of term loan. As a result of the Restructuring, which closed on October 22, 2025, there are no longer any Notes outstanding and the balance of such Notes has been replaced with the October 2025 Term Loan.

In February 2023, the Company refinanced its debt by issuing 2028 Notes with a principal of US$51,000 and settling the previously issued senior secured notes due 2026 with a principal of US$36,000, resulting in net proceeds of US$15,000 after interest and transaction costs.

On January 12, 2024, the Company received approval from the TSXV and warrant holders to amend the terms of 10,796,054 outstanding warrants associated with the 2028 Notes expiring in February 2028. The amendments included lowering the exercise price to $4.00 per share and adding an acceleration clause, which shortens the term to 30 days if the stock price exceeds $4.80 for ten consecutive trading days. In such cases, warrants could be exercised on a cashless basis.

On March 13, 2024, the TSXV approved the issuance of common shares to settle US$401 in interest associated with the 2028 Notes. On March 21, 2024, the Company issued 210,760 shares at a deemed price of $2.58 per share, based on a 5-day volume-weighted average price, to partially satisfy interest payments on the US$51,000 in convertible notes.

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of US$6,521, as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and GLAS Trust Company LLC as trustee for the 2028 Notes and their noteholders.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Following the amendment of additional 2028 Notes, the exercise price of the 2028 Warrants was reduced to $3.40 per share. In addition, the 2028 Warrants now include a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

On December 31, 2024, the Company completed a reverse share split of its outstanding common share capital on the basis of four (4) pre-Reverse Split shares for every one (1) post-Reverse Split share. At the opening of markets on January 2, 2025, the common shares of the Company commenced trading on a post-Reverse Split basis under the existing ticker symbol “ELBM”. The exercise price and the number of common shares issuable upon exercise of outstanding stock options, warrants and other outstanding securities, including comparative figures, were adjusted to reflect the reverse share split under the terms of such securities for the holders of such instruments.

On March 5, 2025, the Company announced an agreement with the holders of its senior secured debt to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing. The agreement covers all outstanding Notes. As consideration for this deferral, Electra was to pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes.

On April 14, 2025, the Company closed the final tranche of its oversubscribed non-brokered private placement raising aggregate gross proceeds of approximately US$3,500, the first tranche of which closed on April 3, 2025. Under the offering, an aggregate of 3,125,000 units of the Company were issued at a price of US$1.12 per unit. Each unit consisted of one common share in the capital of the Company and one transferable common share purchase warrant (each, a “Warrant”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. The net proceeds raised from the offering were used to advance the Refinery and for general corporate purposes.

On October 22, 2025, Electra announced the successful closing of the US$34,500 October 2025 Financing. An aggregate of 46,000,000 units were issued at US$0.75 per unit, each unit comprising one common share and one warrant exercisable at US$1.25 until October 22, 2028.

Concurrent with the closing of its financing in October 2025, Electra completed the comprehensive Restructuring with the Lenders. Under the Restructuring, the Company exchanged approximately 60% of the outstanding principal and accrued interest of its Notes for equity units pursuant to the Equity Exchange and converted the remaining 40% into the October 2025 Term Loan pursuant to the Debt Exchange. The October 2025 Term Loan bears interest at 8.99% in cash or 11.125% in kind, at the Company’s election and matures on October 22, 2028.

The Company will continue to observe markets with respect to various funding alternatives including equity and debt financing to ensure its liquidity and capital resources are sufficient to fund Refinery expenditures. The Company may also require working capital funding as a result of timing of cash inflows and outflows in conjunction with the ramp up of operations.

Nasdaq Compliance

On March 16, 2026, the Company received a Deficiency Notice indicating that it is not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq rules, the Company has been granted an initial 180-day compliance period or until September 14, 2026, to regain compliance, which requires the closing bid price of its common shares to meet or exceed US$1.00 for a minimum of 10 consecutive business days. If necessary, the Company may be eligible for an additional 180-day compliance period and retains the option to implement a reverse stock split until its next annual meeting of shareholders, following shareholder authorization of a reverse stock split at a ratio of one (1) post-reverse split Common Share for up to three-and-a-half (3.5) pre-reverse split common shares at the Company’s October 15, 2025 special meeting of shareholders, subject to applicable approvals.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Liquidity

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with debt covenants.

At December 31, 2025, the Company had unrestricted cash of $39,024 (December 31, 2024 - $3,717) compared to accounts payable and accrued liabilities of $5,817 (December 31, 2024 - $3,579).

As of the date of this MD&A and, as a result of the Restructuring and October 2025 Financing, the Company believes that, subject to completion of various government financing initiatives, it has sufficient financial resources necessary to complete the construction of the Refinery, however additional capital may be required to complete commissioning and other activities.

The Company had the following summarized cash flows:

	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Cash (used) in operating activities	$(15,910)	$(17,012)
Cash (used) in / provided by investing activities	(4,475)	1,263
Cash provided by financing activities	55,695	11,899
Change in cash during the period	35,310	(3,850)
Effect of exchange rates	(3)	7
Cash, beginning of period	3,717	7,560
Cash, end of the period	$39,024	$3,717

Cash used in operating activities was $15,910 during the twelve months ended December 31, 2025, compared to $17,012 used in operating activities during the twelve months ended December 31, 2024. The decrease in cash used in operating activities was driven primarily by changes in working capital.

Cash used in investing activities was $4,475 during the twelve months ended December 31, 2025, compared to cash provided by investing activities of $1,263 during the twelve months ended December 31, 2024. The increase in cash used in investing activities relates to an increase in capital spending.

Cash flows provided by financing activities were $55,695 during the twelve months ended December 31, 2025, compared to the $11,899 from financing activities during the twelve months ended December 31, 2024. The change was primarily driven by proceeds from the equity financings completed in April and October 2025 and proceeds from the exercise of warrants.

Commitments

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company may take appropriate measures to minimize the impact. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Company had the following commitments as of December 31, 2025:

	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$7,572	$-	$-	$-	$-	$7,572
Term loan	-	-	50,822	-	-	50,822
Government loan payments	36	36	1,615	2,141	6,342	10,170
Lease payments	128	43	-	-	-	171
Royalty payments [1]	-	-	229	529	3,681	4,439
	$7,736	$79	$52,666	$2,670	$10,023	$73,174

1 Royalty payments are estimated amounts associated with the royalty agreements entered with the debt holders as part of the October 2025 Term Loan. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $2,289 has been recorded as at December 31, 2025, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (“NDMNRF”) as financial assurance.

Related Party Transactions

The Company’s related parties include key management personnel and the Company’s Board of Directors.

The Company paid and/or accrued during the three and twelve months ended December 31, 2025 and 2024, the following fees to management personnel and directors.

	For the three months ended December 31,		For the twelve months ended December 31,
	2025	2024	2025	2024
Management	$1,735	$418	$4,130	$2,067
Directors’ fees	72	44	230	175
	$1,807	$462	$4,360	$2,242

During the three and twelve months ended December 31, 2025, the Company had share-based payments made to management and directors of $815 and $1,340, respectively (for the three and twelve months ended December 31, 2024 - $259 and $1,422, respectively).

The primary reason for higher year over year fees to management personnel and directors for the three months and twelve months ended December 31, 2025 is lower compensation related accruals during the 2024 period.

Off Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Financial Instruments

Refer to Note 21 of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.

Risk Management

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As of the date of this MD&A and, as a result of the Restructuring and related October 2025 Financing, the Company believes that, subject to completion of various government financing initiatives, it has sufficient financial resources necessary to meet its existing business needs for at least the next 12 months. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay interest and principal related to the term debt. Repayment of the interest-free loan from Canada’s Critical Mineral Research Development & Demonstration Program begins in 2028. In conjunction with the October 2025 Term Loan, the Company is subject to a reportable minimum reportable cash balance requirement of US$15,000.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2025.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s term debt is denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange.

Business Risks and Uncertainties

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, as of the date of this MD&A and, as a result of the Restructuring and October 2025 Financing, the Company believes that, subject to completion of various government financing initiatives, it has sufficient financial resources necessary to complete the construction of the Refinery, however additional capital may be required to complete commissioning and other activities. The Company will continue to actively monitor funding markets, including debt and equity, in the event it needs to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that may cast doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives.

Please refer to the factors set out under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025 dated March 27, 2026 (“Annual Report”) for further information about risk factors related to our ability to obtain sufficient funding and/or raise debt or equity capital in the future, including in the event that we are not able to continue to maintain the listing of our common shares on Nasdaq.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to Meet Debt Service Obligations

The Company has debt obligations which include ongoing interest payments and payment of principal at maturity. In the event that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the October 2025 Term Loan, which include minimum liquidity of US$15,000. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

Macroeconomic Risks

Political and economic instability (including ongoing conflicts in Ukraine, the Gaza Strip and Iran), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company aims to compete in the burgeoning North American critical minerals industry with the completion of the Refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

U.S. Legislative and Regulatory Policies.

The current U.S. administration previously significantly increased tariffs on U.S. imports. In 2026, the current U.S. presidential administration has continued to threaten the enactment of additional tariffs on Canada that are as high as 100%.  These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, including a subsequent exemption for goods compliant with the United States-Mexico-Canada Agreement, which the U.S. presidential administration is reportedly considering pulling out of. Although the United States Supreme Court recently struck down many of the administration’s tariffs as unconstitutional, the administration has responded by initiating investigations under the Trade Act of 1974 against certain countries, including Canada, whose goal is to reimpose the tariffs through alternate means. This has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. In response to these tariffs, other countries have limited their trade with the United States and have retaliated through their own restrictions and/or increased tariffs, among other actions. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, which has been targeted by the current U.S. presidential administration and there is substantial uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on us, or otherwise negatively impact us, which may have a material adverse effect on our business, financial condition and operations. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as us; (ii) global stock markets (including the TSXV and Nasdaq); and (iii) general global economic conditions. We continue to evaluate the evolving status of tariffs, retaliatory tariffs, and tariff countermeasures. All these factors are outside of our control, but may nonetheless lead us to adjust our strategy to compete effectively in global markets.

Additional information on risks and uncertainties relating to the Company’s business is provided in the Company’s Annual Report under the heading “Risk Factors”. Additional information relating to Electra, including the Annual Report, is available on SEDAR+ at www.sedarplus.com.The Company’s reports and Annual Reports are also available on the SEC’s website at www.sec.gov.

Research and Development, Patents and Licenses, etc.

The Company does not have any research and development policies.

Trend Information

Other than as disclosed elsewhere in this MD&A and our annual report on Form 20-F for the fiscal year ended December 31, 2025, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Significant Accounting Estimates

Refer to Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2025 and 2024.

Future Changes in Accounting Policies & Initial Adoption

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted and the amendments are to be applied retrospectively. The Company is currently evaluating the impact these amendments may have on its consolidated financial statements and related disclosures.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As a result of progress made strengthening Internal Controls over Financial Reporting (“ICFR”) during 2025 and 2024, management no longer feels there are significant deficiencies in its internal controls over financial reporting. Previous deficiencies noted by management have been ameliorated during 2025 and 2024.

Management noted improvement in the following areas where significant deficiencies existed in the past:

•	Control Environment

o	The Company has added trained financial reporting and accounting personnel with appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financing reporting. The team is in the process of implementing and improving processes and procedures to identify, monitor and improve ICFR and DCP.

•	Procurement, Payment and Receiving Processes

o	The Company has improved reporting and receiving processes to ensure adherence to the Company’s policies at the Company’s Refinery project.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at December 31, 2025.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates, opinions, or other factors should change except as required by law.

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.